Carole L. Downs

June 30, 2020

Via Electronic Mail
Iota Communications, Inc.
c/o Barclay Knapp, Executive Chairman
c/o Terrence DeFranco, CEO & President

Re: ***Resignation.***

Dear Mr. Knapp and DeFranco:

This letter is to inform you of my resignation from Iota Communications, Inc. (the "Company") and its Board of Directors effective as of the date of this correspondence.

As you know, over the past year I have had several discussions with you regarding my concerns with the policies and practices of this Company. However, on May 14, 2020, unbeknownst to me, the Company filed an 8-K announcing my termination from the Company in my role as President of Spectrums Partners. That filing included a statement averring that I have not expressed any disagreement on any matter relating to the Company's operations, policies, or practices. This is an untrue statement. I was not asked prior to the filing of the 8-K regarding this subject and would not/did not approve including such a statement.

I am experienced with the proper procedures and operations for a Board of Directors. Prior to serving on the Board for the Company, I have served on the Board of a community organization and two other private companies. In all instances, there were regularly scheduled meetings, Roberts Rules of Order was followed, meeting minutes were produced and there was transparency in all important decisions. Additionally, there was also full Board participation in the strategic planning and direction for those organizations and voting on all major decisions.

The Company's current Board of Directors operates in contrast. Here, conference call meetings occur infrequently and typically for the sole purpose of handling financial or transactional matters requiring prompt Board approval. In fact, at times, the Company failed to obtain the required Board approval prior to taking an action by certain Company leaders, and there was no opportunity to reverse such action without damaging the Company. I have previously voiced such concerns and I will not participate on a board that operates in that manner. Additionally, over the last several months, I have not been invited to participate in business planning and strategy for the Company and have not been informed of important legal and accounting matters on a regular basis. I believe that I have been excluded from such information and participation.

3712 East Highland Avenue, Phoenix, AZ 85018 (602) 568-0205 email: cldowns@cox.net

I have concluded that the Company Board of Directors is not fulfilling its proper purpose and has not adjusted to my expectations. Therefore, I must immediately resign my position on the Board of Directors of the Company.

Sincerely,

Carole Downs

3712 East Highland Avenue
Phoenix, AZ 85018
cldowns@cox.net
(602) 568-0205